CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 17)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

                 Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                   M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                                (907) 278-2277
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                                  June 23, 1999
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         /  /

      This Amendment No. 17 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, Amendment No. 11, dated May 29, 1999, Amendment No. 12, dated June 15, 1999, Amendment No. 13, dated June 16, 1999, Amendment No. 14, dated June 17, 1999, Amendment No. 15, dated June 18, 1999, and Amendment No. 16, dated June 21, 1999(the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

        On June 23, 1999, Messrs. Genger and Gottstein and the Company reached a compromise with respect to the election of directors of the Company which had been contested by Messrs. Genger and Gottstein and which was to be decided at the June 23 shareholders meeting. The terms of the compromise are set forth in the letter of agreement attached hereto as
Exhibit 31 and which is incorporated herein by reference.

        Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

        Exhibit 31 Letter of Agreement, dated June 23, 1999, from Messrs. Genger and Gottstein to the Company


                                 SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 1999


                                    /s/ Barnard J. Gottstein
                                    -----------------------------------
                                    Barnard J. Gottstein
                                    Individually and as Trustee of
                                    the Barnard J. Gottstein Revocable
                                    Trust


                                    BARNARD J. GOTTSTEIN REVOCABLE
                                    TRUST


                                    /s/ Barnard J. Gottstein
                                    -----------------------------------
                                    Barnard J. Gottstein
                                    Trustee



                               EXHIBIT INDEX


      Exhibit
      Number                       Title                       Page

        31          Letter of Agreement, dated                  6
                    June 23, 1999, from Messrs.
                    Genger and Gottstein to the
                    Company